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                              November 14, 2023

       Peng Zhang
       Vice President of Finance
       Yunji Inc.
       15/F, South Building
       Hipark Phase 2, Xiaoshan District
       Hangzhou, Zhejiang, 310000
       People   s Republic of China

                                                        Re: Yunji Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response Dated
September 27, 2023
                                                            File No. 001-38877

       Dear Peng Zhang:

              We have reviewed your September 27, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

       Response Dated September 27, 2023

       Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

   1. We note your proposed amended disclosure in response to comment 1, specifically that
                                                        "[t]hese risks could
.... affect our ability to accept foreign investments or list on another foreign stock exchange
outside of mainland China ... ." (Emphasis added). However,
                                                        please revise to
clarify that recent statements by China's government (not the legal and operational risks) have
or may impact your ability to accept foreign investments or list on a U.S. or other foreign
exchange.
 Peng Zhang
FirstName
Yunji Inc. LastNamePeng Zhang
Comapany 14,
November   NameYunji
               2023    Inc.
November
Page 2     14, 2023 Page 2
FirstName LastName
       Please contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Shu Du, Esq.